Exhibit 99.1

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

VOLUNTARY ANNOUNCEMENT

INCREASE IN SHAREHOLDING OF H SHARES OF THE COMPANY BY

THE DE FACTO CONTROLLER AND ITS CONCERT PARTY

This is an announcement voluntarily made by Sinopec Shanghai Petrochemical Company Limited (the “Company”) in connection with certain matters relating to the increase in shareholding of H shares of the Company by the de facto controller and its concert party.

The board of directors of the Company (the “Board”) and all members of the Board warrant that there are no false representations, misleading statements or material omissions contained in this announcement and severally and jointly accept full responsibility for the truthfulness, accuracy and completeness of the information contained herein.

On 23 May 2022, the Company received a notice from China Petrochemical Corporation (the “CPC”), the de facto controller of the Company, that CPC has increased its shareholding of H shares of the Company (the “Increase in Shareholding”) through its overseas wholly owned subsidiary, details of which are as follows:

I.	Details of the Increase in Shareholding

On 23 May 2022, an overseas wholly owned subsidiary of CPC increased its shareholding in the Company by acquiring 10,000,000 H shares of the Company in the secondary market, representing approximately 0.1% of the total issued share capital of the Company. Immediately prior to the Increase in Shareholding, CPC and its concert party directly and indirectly held 5,459,455,000 A shares of the Company, representing approximately 50.44% of the total issued share capital of the Company. Immediately following the Increase in Shareholding, CPC and its concert party directly and indirectly held 5,469,455,000 shares of the Company (including 5,459,455,000 A shares and 10,000,000 H shares), representing approximately 50.53% of the total issued share capital of the Company.

II.	Plan for Increase in Shareholding

The reason for shareholding increase: due to confidence in the Company’s development prospects.

The type of shares to be acquired: unrestricted tradable H shares of the Company.

The amount of shares to be acquired: the accumulative increase in shareholding will not exceed 2% of the total issued share capital of the Company (inclusive of the shares acquired in the Increase in Shareholding).

The implementation term: within 12 months from and inclusive of the date of the Increase in Shareholding.

Source of funds: self-owned funds.

III.	Miscellaneous

The Increase in Shareholding is in compliance with the Securities Law of the People’s Republic of China and other laws and regulations.

CPC and its concert parties undertake that they will not reduce their shareholding in the Company during the period when the plan for Increase in Shareholding is implemented or during the statutory period.

The Company will continue to monitor the increase in shareholding of the Company by CPC and its concert parties in accordance with relevant regulations and will make appropriate information disclosure in a timely manner.

By Order of the Board Sinopec Shanghai Petrochemical Company Limited Liu Gang Joint Company Secretary

Shanghai, the PRC, 23 May 2022